UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                          China Cablecom Holdings, Ltd.
                          -----------------------------
                                (Name of Issuer)

                  Ordinary Shares, par value $0.0005 par value
                  --------------------------------------------
                         (Title of Class of Securities)

                                    G21176105
                                    ---------
                                 (CUSIP Number)

                                January 12, 2009
                                ----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [ ] Rule 13d-1(b)

 [x] Rule 13d-1(c)

 [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   CUSIP No.  G21176105



1   Names of Reporting Persons:   Spinner Global Technology Fund, Ltd.


2   Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ]
                                                                         (b) [ ]

3   SEC Use Only

4   Citizenship or Place of Organization: British Virgin Islands


Number of        5. Sole Voting Power 0
Shares
Beneficially     6. Shared Voting Power 572,975
Owned By
Each             7. Sole Dispositive Power 0
Reporting
Person With:     8. Shared Dispositive Power 572,975

9   Aggregate Amount Beneficially Owned by Each Reporting Person: 572,975 shares

10  Check if the Aggregate Amount in Row (9) Excludes Certain Shares:        [ ]

11  Percent of Class Represented by Amount in Row (9):  6.2%

12  Type of Reporting Person (See Instructions):   CO



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

   CUSIP No.  G21176105



1   Names of Reporting Persons:   Spinner Asset Management, LLC

2   Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ]
                                                                         (b) [ ]

3   SEC Use Only

4   Citizenship or Place of Organization: NY

Number of        5. Sole Voting Power 0
Shares
Beneficially     6. Shared Voting Power 572,975
Owned By
Each             7. Sole Dispositive Power 0
Reporting
Person With:     8. Shared Dispositive Power 572,975

9   Aggregate Amount Beneficially Owned by Each Reporting Person: 572,975 shares

10  Check if the Aggregate Amount in Row (9) Excludes Certain Shares:        [ ]

11  Percent of Class Represented by Amount in Row (9):  6.2%

12  Type of Reporting Person (See Instructions): IA

   CUSIP No.  G21176105


1   Names of Reporting Persons:   Arthur C. Spinner

2   Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ]
                                                                         (b) [ ]

3   SEC Use Only

4   Citizenship or Place of Organization: U.S.

Number of        5. Sole Voting Power 0
Shares
Beneficially     6. Shared Voting Power 572,975
Owned By
Each             7. Sole Dispositive Power 0
Reporting
Person With:     8. Shared Dispositive Power 572,975

9   Aggregate Amount Beneficially Owned by Each Reporting Person: 572,975 shares

10  Check if the Aggregate Amount in Row (9) Excludes Certain Shares:        [ ]

11  Percent of Class Represented by Amount in Row (9):  6.2%

12  Type of Reporting Person (See Instructions):  IN

   CUSIP No.  G21176105


Item 1(a). Name of Issuer:

                  China Cablecom Holdings, Ltd.

Item 1(b). Address of Issuer's Principal Executive Offices:

                  1 Grand Gateway
                  1 Hongqian Road
                  Shanghai 20030
                  PRC

Item 2(a). Name of Person Filing:

         This joint statement is being filed by Spinner Global Technology Fund, Ltd. (the "Fund"), Spinner Asset Management, LLC (the "Manager"), and Arthur
   C. Spinner. The Manager is the investment manager of the Fund, and Mr. Spinner is the managing member of the Manager. They have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule jointly.

Item 2(b). Address of Principal Business Office, or if None, Residence:

            Spinner Global Technology Fund, Ltd.
            c/o ATC Fund Services (Curacao) N.V.
            Bon Bini Business Center Units 2B2K/2B2L
            Schottegatweg Oost 10
            Willemstad, Curacao

            Spinner Asset Management, LLC
            730 Fifth Avenue, Suite 1601
            New York, NY 10019

            Arthur C. Spinner
            c/o Spinner Asset Management, LLC
            730 Fifth Avenue, Suite 1601
            New York, NY 10019

Item 2(c). Citizenship: For citizenship information, see Row 4 of the cover page of each Reporting Person.

Item 2(d). Title of Class of Securities: Ordinary Shares, $0.0005 par value ("Ordinary Shares")

Item 2(e). CUSIP No.: G21176105



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

   CUSIP No.  G21176105

Item 3. If this  Statement is filed  pursuant to 240.13d(b) or  240.13d-2(b)  or
        (c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

          (b)  [ ] Bank as  defined  in  Section  3(a)(6)  of the Act (15 U.S.C.
                   78c).

          (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

          (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e)  [ ]  An investment adviser in accordance with 240.13d-1(b)(1)(ii)
                    (E);

          (f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

          (g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j)  [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

               The Reporting Persons beneficially own an aggregate of 572,975 shares of the Ordinary Shares, representing approximately 6.2% of such class of securities based upon 9,308,031 outstanding Ordinary Shares as of September 30, 2008, as reported by the issuer in its Form 6-K filed for an event of November 19, 2008. Each of the Fund and the Manager has the shared power to vote and to dispose of the shares reported in this Schedule, and Mr. Spinner, by virtue of his position as the managing member of the Manager, has shared authority to vote and to dispose of such shares.

Item 5. Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person

          Not applicable.


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

   CUSIP No.  G21176105

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          Not applicable.

Item 8. Identification and Classification of Members of the Group

          Not applicable

Item 9. Notice of Dissolution of Group

          Not applicable

Item 10. Certification

          By signing below each reporting person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

   CUSIP No.  G21176105

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                            January 22, 2009
                                            ----------------
                                                  Date



                                            SPINNER GLOBAL TECHNOLOGY FUND, LTD.


                                            By:  /s/ Arthur C. Spinner
                                                 ---------------------
                                                 Arthur C. Spinner
                                                 Director



                                            SPINNER ASSET MANAGEMENT, LLC.*


                                            By: /s/ Arthur C. Spinner
                                                ---------------------
                                                Arthur C. Spinner
                                                Managing Member



                                            /s/ Arthur C. Spinner
                                            ---------------------
                                            Arthur C. Spinner*





* These Reporting Persons disclaim beneficial ownership except to the extent of their respective pecuniary interest therein.



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

   CUSIP No.  G21176105

                                    Exhibit 1


                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Ordinary Shares, par value of $0.0005 per share, of China Cablecom Holdings, Ltd., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated: January 22, 2009



                                            /s/ Arthur C. Spinner
                                            ---------------------
                                            Arthur C. Spinner
                                            Arthur C. Spinner, for himself, as
                                            Managing Member of the Spinner Asset
                                            Management, LLC and as a Director of
                                            the Spinner Global Technology Fund,
                                            Ltd.





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